[LETTERHEAD OF DECHERT LLP]

January 20, 2010

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:	PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares CEF Income Composite Portfolio (the “Fund”), a series of PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2009.  Below, we describe the changes that will be made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.  The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes will be reflected in Post-Effective Amendment No. 128 to the Trust’s Registration Statement, which will be filed on EDGAR on or about January 22, 2010.  Terms used but not defined herein have the meaning ascribed to them in the Prospectus or Statement of Additional Information (“SAI”), as applicable.

Prospectus

Comment 1.  Please remove the “Subject to Completion” legends from, and please separate the Commission legend from other text on, the front covers of the Prospectus and SAI.

Response 1:  Each legend will be removed or revised, as requested.

Comment 2.  Please remove the disclosure appearing after the front cover page of the Prospectus and before the table of contents.

Response 2:          The disclosure will be removed.

Comment 3.  Please revise the disclosure in the “Fund Fees and Expenses” and “Portfolio Turnover” sections to match the prescribed language in Item 3 of Form N-1A, revise footnote 2 and remove footnote 3.

Response 3:          The disclosure will be revised accordingly. Please note that we believe that it is necessary to explain in footnote 2 for funds of funds the nature of the Underlying Funds’ expenses, especially since such expenses may vary widely from year to year.  Furthermore, we have not removed footnote 3 because we believe that it would be misleading to include in the fee table that “Other Expenses” are 0.00% without explaining to the shareholder that expenses generally would be picked up by the Adviser pursuant to its contractual unitary fee arrangement.

Comment 4.  Since the Fund is not actively managed, please consider whether the disclosure under “Principal Investment Strategies” that states that “the Adviser may choose to overweight another Underlying Fund in the Underlying Index, purchase securities not in the Underlying Index which the Adviser believes are appropriate to substitute for Underlying Funds in the Underlying Index or utilize various combinations of other available investment techniques, in seeking to track the Underlying Index,” and under “Non-Correlation Risk,” which states that the Fund “would not necessarily sell a security because the security’s issuer was in financial trouble unless that security is removed from the Underlying Index,” is appropriate.

Response 4:          Even though the Fund is not actively managed and follows a replication strategy there will be instances in which the above disclosure will be accurate.  This disclosure has been moved from the summary section of the Prospectus to “Additional Information About the Fund’s Strategies and Risks.”

Comment 5.  Under “Principal Investment Strategies,” please remove the subheading “Underlying Index Construction,” and please revise the disclosure following that subheading to state that the Underlying Index “tracks the overall performance of a global universe of U.S.-listed closed-end funds….”  Please also revise this disclosure to summarize the types of securities in which the Underlying Funds will invest.

Response 5:          The disclosure will be revised accordingly.

Comment 6.  Please move the remainder of the disclosure in the “Principal Investment Strategies” section relating to the construction of the Underlying Index to the section of the Prospectus which responds to Item 9(b) of Form N-1A.

Response 6:          The disclosure will be moved accordingly.

Comment 7.          Please remove the cross-reference to the “Additional Risks” section under “Principal Risks of the Fund,” and disclose all principal risks in the “Principal Risks of the Fund” section.  Please remove the repetition of the Fund’s principal investment strategy from the “Principal Risks of the Fund” section, and please briefly summarize each of the principal risks associated with investment in the Underlying Funds, in accordance with Item 4(b)(1) of Form N-1A.

Response 7:          The disclosure will be revised accordingly.

Comment 8.          Please clarify the disclosure under “Non-Correlation Risk” that refers to the diversification of the Fund, which is classified as non-diversified elsewhere in the registration statement.

Response 8:          The disclosure will be revised accordingly.

Comment 9.          Please explain the disclosure under “Non-Correlation Risk” that refers to reserves of cash held by the Fund to meet redemptions and expenses and the utilization of a sampling approach or derivatives, and please add appropriate disclosure under “Principal Investment Strategies” if the Fund intends to utilize sampling or derivatives.

Response 9:          While the Fund will meet redemptions principally in-kind, the Fund may meet redemptions wholly or partially in cash under certain circumstances, and therefore may hold cash reserves for redemptions at such times.  The Fund may also hold cash reserves to meet expenses.  The Fund does not presently intend to utilize a sampling approach or derivatives, but may do so in certain instances as disclosed under “Additional Investment Strategies.”

Comment 10.        Please remove the word “considered” from the disclosure under “Non-Diversified Fund Risk.

Response 10:        The word “considered” will be removed from this disclosure.

Comment 11.        Please remove the disclosure under “Portfolio Managers” stating that the “team approach brings together many disciplines and leverages the Adviser’s resources.”

Response 11:        The disclosure will be removed accordingly.

Comment 12.        Please remove the disclosure following the first sentence of the first paragraph under “Purchase and Sale of Fund Shares.”

Response 12:        The disclosure will be removed accordingly.

Comment 13.        Please explain why no disclosure has been included in the Prospectus in response to Item 8 of Form N-1A.

Response 13:        This disclosure has been omitted in accordance with Item 8 of Form N-1A because neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Comment 14.        Please confirm that the types of investments listed under “Additional Investment Strategies” are permitted by the Fund’s exemptive order.

Response 14:        The Fund confirms that the investments listed are permitted by its exemptive order.

Comment 15.        Please disclose whether the Fund will give notice to shareholders prior to changing its investment objective.

Response 15:        The Fund will not give notice to shareholders prior to changing a non-fundamental policy, including the Fund’s investment objective.

Comment 16.  Please provide representations or additional disclosure regarding securities lending in accordance with applicable Commission guidance.

Response 16:        The disclosure will be deleted because the Fund does not currently intend to engage in securities lending.

Comment 17.  Please revise the “Mortgage-Backed Securities Risk” and “Asset-Backed Securities Risk” to indicate that these securities are illiquid and difficult to value.

Response 17:        The disclosure will be revised accordingly.

Comment 18.        Under “Additional Risks of Investing in the Fund,” please change the subheading “Fluctuation of Net Asset Value” to “Shares may trade at prices lower than NAV”, and please remove the last sentence under that subheading, as it is not risk disclosure.

Response 18:        The disclosure will be revised accordingly.

Comment 19.        Please remove the repetitive language under “How to Buy and Sell Shares” regarding the issuance and redemption of Shares only in Creation Unit Aggregations.

Response 19:        The disclosure will be revised accordingly.

Comment 20.        Please remove the reference to fair valuation pricing, and please indicate the amounts of the creation/redemption transaction fees referenced under “Frequent Purchases and Redemptions of Fund Shares.

Response 20:        The disclosure relating to fair valuation will be removed, and the amounts of the standard and maximum creation/redemption transaction fees will be included in the SAI in accordance with the requirements of Form N-1A and the Fund’s exemptive order.

Comment 21.        Please consider including the disclosure under “Taxes on Exchange-Listed Share Sales” in the “Tax Information” section that responds to Item 7 of Form N-1A.

Response 21:        The disclosure will be revised.

Comment 22.        Please combine the first two sentences under “Taxes on Purchase and Redemption of Creation Units, and please clarify the third sentence of that paragraph.

Response 22:        The disclosure will be revised accordingly.

Statement of Additional Information

Comment 23.        Please consider deleting the statement under “General Description of the Trust and the Fund” regarding the limitation of creation/redemption transaction fees in accordance with Commission requirements applicable to management investment companies offering redeemable securities.

Response 23:        The disclosure will be removed.

Comment 24.        Under “Investment Restrictions,” please indicate that the Fund will take corrective action in compliance with Section 18(f)(1) of the Investment Company Act of 1940, as amended (“1940 Act”), in the event that the Fund’s percentage limitation on borrowings is exceeded subsequent to the time at which the borrowings were made.

Response 24:        The disclosure will be revised accordingly.

Comment 25.        Please clarify non-fundamental investment restriction (3) under “Investment Restrictions.”

Response 25:        The disclosure will be revised accordingly.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Allison M. Fumai at (212) 698-3526.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss